UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to ___________

Commission file number 001-11459

A.	Full title of the plan and the address of the plan if different from that of the issuer named below.

PPL EMPLOYEE STOCK OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PPL CORPORATION
TWO NORTH NINTH STREET
ALLENTOWN, PENNSYLVANIA 18101-1179

PPL SERVICES CORPORATION

PPL EMPLOYEE STOCK OWNERSHIP PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL
SCHEDULES FOR THE YEARS ENDED
DECEMBER 31, 2004 AND 2003 AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PREPARED FOR FILING AS PART OF THE
ANNUAL RETURN REPORT OF EMPLOYEE
BENEFIT PLAN (FORM 5500)

TABLE OF CONTENTS

Report Of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits -
December 31, 2004 and 2003

Statements of Changes in Net Assets Available for Benefits -
For the Years Ended December 31, 2004 and 2003

Notes to Financial Statements

Supplemental Schedules:

Schedule of Assets (Held at end of year)

Schedule of Reportable Transactions

Signature

Exhibits

23.1 - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
PPL Employee Stock Ownership Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the PPL Employee Stock Ownership Plan (the "Plan") at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
June 17, 2005

PPL EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AT DECEMBER 31, 2004 AND 2003
(Thousands of Dollars)

	2004	2003
Assets
Investment - common stock of PPL Corporation	$246,586	$211,815
at fair value
Dividends receivable	1,865	1,822
Cash	1	5,223
Total assets	248,452	218,860

Liabilities
Payable for securities purchased	-	5,223
Dividends payable to participants	1,865	1,822
Total liabilities	1,865	7,045

Net assets available for benefits	$246,587	$211,815

The accompanying notes are an integral part of these financial statements.

PPL EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(Thousands of Dollars)

	2004	2003
Additions to net assets attributed to:
Investment Income:
Net appreciation of investment	$43,998	$44,031
Dividend income	7,635	7,425
Interest income	1
Employer contributions	5,384	5,223
Total additions	57,018	56,679

Deductions from net assets attributed to:
Distributions of dividends to participants	(7,635)	(7,425)
Distributions of stock and cash to participants	(14,611)	(11,586)
Total deductions	(22,246)	(19,011)

Net increase	34,772	37,668

Net assets available for benefits:
Beginning of year	211,815	174,147
End of year	$246,587	$211,815

The accompanying notes are an integral part of these financial statements.

PPL EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

1.	PLAN DESCRIPTION

The PPL Employee Stock Ownership Plan (the "Plan") was adopted effective January 1, 1975 to provide for employee ownership in PPL Corporation (PPL). The Plan is currently sponsored by PPL Services Corporation (the "Company"), an unregulated subsidiary of PPL. Amounts contributed to the Plan are used to purchase shares of PPL Corporation common stock. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan provisions.

Employees of participating PPL companies, as defined in the Plan agreement, who have completed one year of credited service are eligible to participate in the Plan.

The shares of common stock allocated to a participant's account may not exceed the maximum permitted by law. All shares of common stock credited to a participant's account are 100% vested and nonforfeitable, but cannot be pledged as security by the employee. Stock certificates representing shares in the Plan are held by Mellon Bank (the "Trustee").

The Plan requires that dividends on shares credited to participants' accounts be paid in cash. Under existing income tax laws, PPL is permitted to deduct the amount of those dividends for income tax purposes on its consolidated Federal income tax return and to contribute the resulting tax savings (dividend-based contribution) to the Plan. The dividend-based contribution is used to buy shares of PPL's common stock and is expressly conditioned upon the deductibility of the contribution for federal income tax purposes. Shares are allocated to participants’ accounts, 75% on the basis of shares held in a participant's account and 25% on the basis of the participant's compensation.

Participants may elect to withdraw from their accounts common stock which has been allocated with respect to a Plan year ending at least 84 months prior to the end of the Plan year in which the election is made. Participants so electing may receive cash or stock certificates for the number of whole shares, cash for any fractional shares available for withdrawal or may make a rollover to a qualified plan.

Participants who have attained age 55 and have completed ten years of participation in the Plan may elect to withdraw a limited number of shares added to their accounts after December 31, 1986. For the first five years after meeting the requirement, participants may withdraw up to an aggregate of 25% of such shares. In the sixth year, qualified participants may withdraw up to an aggregate of 50% of such shares.

Upon termination of service with a participating PPL company, participants are entitled to receive cash or stock certificates for the number of whole shares, cash for any fractional shares allocated to them or may make a rollover to a qualified plan. Participants who terminate service with a participating PPL company and whose account balance exceeds, or exceeded at the time of any prior distribution, $5,000, may defer distribution of the shares of stock in the account until the earlier of age 65 or death. Participants who terminate service with a participating PPL company on or after age 55 may defer distribution of the shares of stock in the account up to April 1 of the year following the year in which the participant attains the age of 70-1/2.

The Company has reserved the right to amend or terminate the Plan at any time by or pursuant to action of the Board of Directors of PPL. Upon termination of the Plan the interests of Plan participants, their estates and beneficiaries shall be nonforfeitable and shall be fully vested. Distributions shall be made to those eligible under Plan provisions in full shares of stock and cash in lieu of fractional shares. No stock may be distributed to a participant within seven years after the month in which such stock was allocated to a participant's account except in the case of the participant's retirement. The Trustee will hold such stock until the participant satisfies the seven-year holding period.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

2.	SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared under the accrual basis of accounting.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases during the reporting period. Actual results could differ from those estimates.

The Plan's common stock investment is stated at fair value. Fair value is the quoted market price of PPL Corporation common stock at the end of the year. Realized gains and losses from the sale or distribution of stock by the Trustee are based on the average cost of common stock held at the time of sale. Net appreciation/deprecia-tion as reported in the accompanying financial statements includes both realized and unrealized gains and losses.

Dividend income and dividend distributions to participants are recorded on dividend record dates.

3.	ADMINISTRATION

The Plan is administered by the Employee Benefit Plan Board (the "Plan Administrator"), composed of certain PPL officers and employees appointed by the Board of Directors of PPL.

Expenses incurred in the administration of the Plan are paid by the Company, and the facilities of the Company are used by the Plan at no charge.

4.	INVESTMENTS

The Plan's investment is as follows:
	December 31,
	2004	2003
PPL Corporation Common Stock:
Number of Shares	4,628,117	4,841,488
Cost	$98,502,937	$ 99,053,091
Fair Value	$246,586,074	$211,815,100

The fair value per share of PPL Corporation common stock at December 31, 2004 and 2003 was $53.28 and $43.75, respectively.

5.	TAX STATUS

The Plan obtained its latest determination letter dated January 28, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving the determination letter; however, the Plan's legal counsel and Plan Administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

PPL EMPLOYEE STOCK OWNERSHIP PLAN

Schedule H, Line 4i - SCHEDULE OF ASSETS (Held at end of year)
DECEMBER 31, 2004

Identity of Issue,
	Borrower, Lessor,			Current
	or Similar Party	Description of Investment	Cost	Value

*	PPL Corporation	4,628,117 Shares of PPL Corp
		Common Stock - $0.01 par value	$98,502,937	$246,586,074

* Represents a Party-In-Interest

PPL EMPLOYEE STOCK OWNERSHIP PLAN

Schedule H, Line 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2004

SERIES OF TRANSACTIONS, INVOLVING SECURITIES OF THE SAME ISSUE, IN EXCESS OF 5% OF THE CURRENT
VALUE OF NET ASSETS AVAILABLE FOR BENEFITS AT THE BEGINNING OF THE PLAN YEAR

						CURRENT
				EXPENSE		VALUE OF
IDENTITY OF		TOTAL	TOTAL	INCURRED		ASSET ON	NET
PARTY		PURCHASE	SELLING	WITH	COST OF	TRANSACTION	GAIN
INVOLVED	DESCRIPTION OF ASSET	PRICE	PRICE	TRANSACTION	ASSET	DATE	(LOSS)

The Employee Benefit	PPL Corporation
Plan Board of	Common Stock:
PPL Corporation as	Purchase of 100,008
Administrator of the	shares	$5,383,677				$5,383,077
PPL Employee Stock
Ownership Plan	Sale of 147,557 shares		$6,908,030		$2,793,992	$6,908,030	$4,114,038

Mellon Bank	EB Temporary	$7,344,161				$7,344,161
	Investment Fund		$7,344,162		$7,344,162	$7,344,162	-

Mellon Bank	BSDT-Late Money	$5,392,166				$5,392,166
	Market Deposit Account		$5,392,166		$5,392,166	$5,392,166	-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Plan Board has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PPL Employee Stock Ownership Plan

/s/ T.W. Hatten
Thoburn W. Hatten II Chairman, Employee Benefit Plan Board PPL Corporation
Dated: June 21, 2005

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-110372) of PPL Corporation of our report dated June 17, 2005 relating to the financial statements of the PPL Employee Stock Ownership Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
June 21, 2005